

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

September 10, 2009

By U.S. mail and facsimile

Dr. Robin L. Smith, MD
Chief Executive Officer
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170

Re: NeoStem, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-33650

Dear Dr. Smith:

We have reviewed your response letter dated August 31, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   To the extent that your Form 10-K is revised in response to our comments below, please revise the subsequent interim filing on Form 10-Q to conform to the changes.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 64

Off-Balance Sheet Arrangements, page 76

2.   You state that you do not have any off-balance sheet arrangements. However, we note from your disclosure in footnote 9 on page F-24 that you have significant common stock purchase warrants that are issued and outstanding, most of which are classified as equity. As these instruments meet the definition of an off-balance sheet arrangement, please tell us you consideration and assessment of materiality for the required disclosure under Item 303(a)(4) of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

3.   We note your response to our comment two of our letter dated July 24, 2009. Please disclose in future filings that your revenue is reported on a gross basis and explain the rationale for this presentation. Please explain and disclose if you are obligated to remit the portion attributable to the physician's professional service even if you have not received payment from patient.

4.   We note your response to our comment three of our letter dated July 24, 2009 and do not agree with your analysis that start-up fees can be immediately recognized. It appears that you receive start-up fees in exchange for a physician signing a collection center agreement which has a term of three to five years and promoting stem cell collection to patients. Please provide us the following:

        a.   the amounts of start-up fees you received for each of the past three years;

        b.   the start-up fees you recognized immediately in revenue for each of the three years;

        c.   the amount you would recognize as revenue for each of the three years if you amortized start up fees over the lives of contracts;

        d.   explain why the amount reported as start up fees in 2008 is lower for immediate recognition ($31,000) while the adjusted amount if you modified your revenue recognition to be recognized ratably over the life of the contract is higher ($90,050).

      e.   a comprehensive SAB 99 analysis of the effects of the misstatement for the past three years. Describe for us in detail, both quantitatively and qualitatively, the basis used to conclude whether your financial statements previously issued should continue to be relied upon. In addition, tell us your consideration of SFAS 154 for the misstatement.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services